CONTANGO OIL & GAS COMPANY

3700 BUFFALO SPEEDWAY, STE.960

HOUSTON, TEXAS 77098

TEL. (713)960-1901

FAX. (713)960-1065

March 1, 2011

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Contango Oil & Gas Company

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 13, 2010

File No. 001-16317

Dear Mr. Hiller:

We respectfully submit this response relating to the previously filed Form 10-K for the Fiscal Year ended June 30, 2010 addressing your comments received in your facsimile dated February 16, 2011 regarding the above-referenced filing. For your convenience, set forth below are your numbered comments in italics followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A. Controls and Procedures, Changes in Internal Control Over Financial Reporting, Page 44

1.	Your disclosure should address any change in internal control over financial reporting that occurred during the fourth quarter, rather than the annual period covered by your report to comply with Item 308(c) of Regulation S-K.

Response: We agree with your comment that the wording in this section should refer to changes in internal controls during the fourth quarter rather than the full year. As currently worded, however, our disclosure provides greater assurance over changes in internal control over financial reporting (it discusses the entire year instead of just the fourth quarter). We therefore respectfully propose, with your consent, to make this change prospectively to future filings. We propose to modify the disclosure on page 44 in our future filings as follows, to comply with Item 308(c) of Regulation S-K.

Mr. Karl Hiller

Securities and Exchange Commission

March 1, 2011

“There was no change in our internal controls over financial reporting during the three months ended June 30, 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Financial Statements

Supplemental Oil and Gas Disclosures, F-24

2.	We note your disclosures of proved reserves in the tables found at page F-24 and page 26 indicate that you have characterized all of your reported reserves as proved developed reserves. However, we note that the reserve reports prepared by your third party engineering firms filed as Exhibits 99.1 and 99.2 indicate that your reported reserve amounts also include proved undeveloped reserves. Please address the following points:

•	Please revise your disclosures to separately identify your proved undeveloped reserves to comply with FASB ASC paragraph 932-235-50-4;

•	Reconcile the amounts included in your revised disclosures to the reserve reports included at Exhibits 99.1 and 99.2; and

•	Please include disclosures which discuss changes in and the current status of your proved undeveloped reserves as required by Item 1203 of Regulation S-K.

Response: We agree with your comment that we failed to identify and discuss our proved undeveloped reserves (“PUDs”) as of June 30, 2010 in accordance with FASB ASC paragraph 932-235-50-4. These PUDs, however, constitute less than 6% of our total proved reserves as of June 30, 2010, and were zero as of June 30, 2009 and 2008. Due to the insignificance of these PUDs, when compared to our total proved reserves, we do not believe that their inadvertent omission is misleading to investors. We therefore respectfully propose, with your consent, to make this change prospectively to future filings. We propose to modify the disclosures on page 26 and F-24 in our future filings to (a) separately identify our PUDs to comply with FASB ASC paragraph 932-235-50-4, (b) reconcile the amounts in our reported reserve with Exhibits 99.1 and 99.2, and (c) discuss changes in and the current status of our proved undeveloped reserves as required by Item 1203 of Regulation S-K, as follows:

Natural Gas and Oil Reserves (Page 26)

	Total Proved Reserves as of June 30, 2010
	Developed	Undeveloped	Total
Natural gas (MMcf)	231,260	14,751	246,011
Oil and condensate (MBbls)	4,328	270	4,598
Natural gas liquids (MBbls)	6,167	571	6,738

Total proved reserves (MMcfe)	294,230	19,797	314,027

Pre-tax net present value ($000) (discounted @ 10%)	$928,995	$41,447	970,442

Mr. Karl Hiller

Securities and Exchange Commission

March 1, 2011

Proved Undeveloped Reserves (Page 26)

The Company annually reviews any proved undeveloped reserves (“PUDs”) to ensure their development within five years or less. The Company had approximately 14.8 Bcf and 841 MBbls of PUDs, totaling 19.8 MMcfe at June 30, 2010, compared to no PUDs at June 30, 2009. Approximately 79% of our PUDs are Cotton Valley and Travis Peak gas reserves in Panola County, Texas being developed under our joint venture with Patara Oil & Gas LLC. The remaining 21% of our PUDs are from Cib-Op sands located above our Eloise South well. Our plan is to take advantage of all of these PUD opportunities prior to June 30, 2015.

Mr. Karl Hiller

Securities and Exchange Commission

March 1, 2011

Supplemental Oil & Gas Disclosures (Page F-24 – Only the bottom part is new)

	Oil and Condensate	NGL’s	Natural Gas
	(MBbls)	(MBbls)	(MMcf)

Proved Developed and Undeveloped Reserves as of:
June 30, 2007	1,164	—	77,892
Sale of reserves	—	—	(13,789)
Extensions and discoveries	2,200	3,186	117,999
Purchases	1,496	2,015	78,745
Recoveries and revisions	806	2,350	41,309
Production	(187)	(112)	(10,588)

June 30, 2008	5,479	7,439	291,568

Sale of reserves	—	—	—
Extensions and discoveries	104	69	2,148
Purchases	—	—	—
Recoveries and revisions	(64)	483	7,437
Production	(515)	(590)	(20,537)

June 30, 2009	5,004	7,401	280,616

Sale of reserves	—	—	—
Extensions and discoveries	1,276	1,081	40,635
Purchases	—	—	—
Recoveries and revisions	(1,177)	(1,146)	(53,855)
Production	(505)	(598)	(21,385)

June 30, 2010	4,598	6,738	246,011

Proved Developed Reserves as of:
June 30, 2007	827	—	57,721
June 30, 2008	5,479	7,439	291,568
June 30, 2009	5,004	7,401	280,616
June 30, 2010	4,328	6,167	231,260

Proved Undeveloped Reserves as of: ***(new section)***
June 30, 2007	337	—	20,171
June 30, 2008	—	—	—
June 30, 2009	—	—	—
June 30, 2010	270	571	14,751

Mr. Karl Hiller

Securities and Exchange Commission

March 1, 2011

Exhibit 99.1

3.	Please obtain and file a revised report from William M. Cobb & Associates, Inc., your third party engineer, to including the following disclosures required by Item 1202(a)(8):

•	The proportion of your total reserves covered by the report; and

•	A statement that the third party engineer has used all methods and procedures considered necessary under the circumstances to prepare the report.

Response: We agree with your comment and respectfully propose, with your consent, to make this change prospectively to future filings. We propose to revise future reports from William M. Cobb & Associates, Inc. to include the following disclosures: (a) the proportion of our total reserves covered by the report, and (b) a statement that Cobb has used all methods and procedures considered necessary under the circumstances to prepare the report, as follows:

“The report of Cobb filed with the Form 10-K for the Fiscal Year ended June 30, 2010 covered approximately 290,249 Mmcfe, or 92% of the total reserves of 314,027 Mmcfe presented in the Company’s Form 10-K.”

“We have used all methods and procedures considered necessary under the circumstances to prepare this report.”

Exhibit 99.2

4.	Please obtain and file a revised report from Lonquist & Co. LLC, your third party engineer, to include the following disclosures required by Item 1202(a)(8):

•	The proportion of your total reserves covered by the report;

•	The assumptions, methods and procedures used and a statement that the assumptions, methods and procedures used are appropriate for the purpose served by the report;

•	A discussion of the possible effects of regulation on your ability to recover the estimated reserves; and

•	A statement that the third party engineer has used all methods and procedures considered necessary under the circumstances to prepare the report.

Response: We agree with your comment and respectfully propose, with your consent, to make this change prospectively to future filings. We propose to revise all future reports

Mr. Karl Hiller

Securities and Exchange Commission

March 1, 2011

from Lonquist & Co. LLC to include the following disclosures: (a) the proportion of our total reserves covered by the report, (b) the assumptions, methods and procedures used and a statement that the assumptions, methods and procedures used are appropriate, (c) a discussion of the possible effects of regulation on our ability to recover the estimated reserves, and (d) a statement that Lonquist has used all methods and procedures considered necessary under the circumstances to prepare the report, as follows:

“The report of Lonquist filed with the Form 10-K for Fiscal Year ended June 30, 2010 covered approximately 23,778 Mmcfe, or 8% of the total reserves of 314,027 Mmcfe presented in the Company’s Form 10-K.”

“We have used all methods and procedures considered necessary under the circumstances to prepare this report. The above Reserve determination methodology is consistent with industry practice and, in our opinion, is acceptable.”

“At the time of this report, the proposed development plans are not affected by current regulations. Additional regulations beyond what can be predicted might inhibit the ability to recover the aforementioned Reserves as scheduled.”

We hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response to your comments may be made prospectively to future filings with the Securities and Exchange Commission and we regret our failure to properly address these issues in Form 10-K for the Fiscal Year Ended June 30, 2010.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak
Kenneth R. Peak Chairman and Chief Executive Officer